Exhibit 99.1

CNFinance Announces Fourth Quarter 2020 and

Fiscal Year 2020 Unaudited Financial Results

GUANGZHOU, China, March 16, 2021 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB2.7 billion during the fourth quarter of 2020, representing an increase of 35.0% from RMB2.0 billion in the same period of 2019.

●	Total number of transactions[2] was 5,172 during the fourth quarter of 2020, representing an increase of 20.7% from 4,284 in the same period of 2019.

●	Total interest and fees income were RMB421.1 million (US$64.5 million) in the fourth quarter of 2020, representing a decrease of 29.5% from RMB596.9 million in the same period of 2019.

●	Net income was RMB105.3 million (US$16.2 million) in the fourth quarter of 2020, representing an increase of 72.6% from RMB61.0 million in the same period of 2019.

●	Basic and diluted earnings per ADS were RMB1.54 (US$0.24) and RMB1.42(US$0.22), respectively, in the fourth quarter of 2020, as compared to RMB0.89 and RMB0.81, respectively, in the same period of 2019.

Fiscal Year 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB8.8 billion during the fiscal year of 2020, representing an increase of 39.7% from RMB6.3 billion in 2019.

●	Total outstanding loan principal[3] was RMB9.7 billion as of December 31, 2020, as compared to RMB11.3 billion as of December 31, 2019.

●	Total number of active borrowers[4] was 25,337 as of December 31, 2020, as compared to 25,253 as of December 31, 2019.

●	Total number of transactions was 17,703 during the fiscal year of 2020, representing an increase of 38.4% from 12,790 in 2019.

●	Total interest and fees income were RMB1,844.8 million (US$282.8 million) for the fiscal year of 2020, representing a decrease of 37.9% from RMB2,970.2 million in 2019.

●	Net income was RMB114.9 million (US$17.6 million) for the fiscal year of 2020, representing a decrease of 78.5% from RMB534.6 million in 2019.

●	Basic and diluted earnings per ADS were RMB1.67(US$0.26) and RMB1.55 (US$0.24), respectively, in the fiscal year of 2020, as compared to RMB7.80 and RMB7.29, respectively, in 2019.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total number of loans CNFinance originated during the relevant period.
[3]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.
[4]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.

“2020 was a special year under the influence of COVID-19 pandemic, it was also the second year since our adoption of the collaboration model. In 2019, we achieved smooth transition from the old model to the collaboration model and kept improving its application. In 2020, the refined collaboration model has proved its capability to overcome obstacles brought by the changing business environment. For the fiscal year of 2020, we facilitated loans amounting RMB8.8 billion, representing an increase of 40% as compared to 2019, we also recorded a revenue of RMB1.8 billion and a net income of RMB114.9 million. Those results were of strong proof to the efficiency of the collaboration model, and further enhanced our confidence to keep promoting the model. Our collaboration model and loan products have also been well recognized by the market. At the end of the year, the signed sales partners reached 1,700 as compared to 1,300 in 2019, representing an increase of 31%.

Report on the Work of the Government in 2021 declared that we “should continuously be working on providing financial solutions for MSEs”, which is exactly what we have been dedicated to. We believe in 2021, in order to better serve our sales partners and MSE owners and reach our set goal of exceeding RMB10 billion in outstanding loans under the collaboration model, we will continue to refine our product design, sales partners service and platform operation, and continue to create value for our shareholders.” Commented Mr.Zhai Bin, Chairman and CEO of CNFinance.”

Fourth Quarter 2020 Financial Results

Total interest and fees income for the fourth quarter of 2020 decreased by 29.5% to RMB421.1 million (US$64.5 million) as compared to RMB596.9 million for the same period of 2019, primarily due to a decrease in the balance of average daily loans outstanding.

Interest and financing service fees on loans decreased by 29.5% to RMB417.1 million (US$63.9 million) for the fourth quarter of 2020 as compared to RMB591.8 million for the same period of 2019, primarily due to the combined effect of (a) the decrease in the balance of average daily outstanding loan principal, and (b) the lowered interest rate on loans facilitated in an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 21.6% to RMB4.0 million (US$0.6 million) for the fourth quarter of 2020 as compared to RMB5.1 million for the same period of 2019, primarily due to smaller average daily balance of time deposits.

Interest and fees expenses decreased by 32.7% to RMB159.3 million (US$24.4 million) for the fourth quarter of 2020 as compared to RMB236.8 million for the same period of 2019, primarily due to the decrease in the principal of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income decreased by 27.3% to RMB261.8 million (US$40.1 million) for the fourth quarter of 2020 as compared to RMB360.1 million for the same period of 2019.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, increased to RMB104.4 million (US$16.0 million) for the fourth quarter of 2020 as compared to RMB75.8 million for the same period of 2019, primarily due to the increase in average daily outstanding loan principal under the collaboration model since December 2018  as compared to the same period of 2019.

Net interest and fees income after collaboration cost was RMB157.4 million (US$24.1 million) for the fourth quarter of 2020, representing a decrease of 44.6% from RMB284.3 million in the same period of 2019.

Provision for credit losses decreased by 171.6% and recorded a reversal of RMB28.5 million (US$4.4 million) for the fourth quarter of 2020 as compared to the provision of RMB39.8 million for the same period of 2019. The decrease was mainly attributable to the combined effect of (a) the decrease in loan balance; (b) the increase in outstanding loan principal under the collaboration model that was guaranteed by Credit Risk Mitigation Position put up by the sales partners; and (c) the current expected credit loss (CECL) model adopted since 2020 took into account the containment of COVID-19 pandemic which led to positive overlook of economy growth in China as compared to the same period of 2019.

Other gains, net was RMB51.6 million (US$7.9 million) for the fourth quarter of 2020, compared to a loss of RMB0.7 million for the same period of 2019, primarily attributable to the increase of net gain from the disposal of non-performing loans and Credit Risk Mitigation Position forfeited by the sales partners.

Total operating expenses decreased by 31.0% to RMB112.6 million (US$17.2 million) for the fourth quarter of 2020, compared with RMB163.1 million for the same period of 2019.

Employee compensation and benefits decreased by 22.6% to RMB52.2 million (US$8.0 million) for the fourth quarter of 2020 as compared to RMB67.4 million for the same period of 2019, primarily due to the decrease in the number of employees as a result of the development of the collaboration model.

Share-based compensation expense increased by 287.5% to RMB15.5 million (US$2.4 million) for the fourth quarter of 2020 as compared to RMB4.0 million for the same period of 2019. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period. The Company recognized compensation cost of RMB15.5 million in each quarter of 2020 for the 50% of the share option plan of 2019, and recognized compensation cost of RMB4.0 million in each quarter of 2019 for the original share option plan adopted in 2018. The compensation cost of the original share option plan of 2018 was fully recognized by the end of 2019.

Taxes and surcharges decrease by 36.5% to RMB12.7 million (US$1.9 million) for the fourth quarter of 2020, as compared to RMB20.0 million for the same period of 2019, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as input VAT on a consolidated trust plan level.

Operating lease cost decreased by 42.5% to RMB 4.6 million (US$0.7 million) for the fourth quarter of 2020 as compared to RMB8.0 million for the same period of 2019, primarily due to continued development of the collaboration model that allowed the Company to continue to reduce the costs associated with leased real estates previously used for sales efforts.

Other expenses decreased by 56.7% to RMB27.6 million (US$4.2 million) for the fourth quarter of 2020 as compared to RMB63.7 million for the same period of 2019, primarily due to (a) a decrease in promotion costs as the collaboration model has been well recognized by the market and requires less promotion; (b) a decrease in the attorney’s fees during the ordinary course of business resulted from smaller amount of NPLs disposed through judicial procedure because the Company chose to sell more NPLs to third party purchasers to accelerate recovery of cash; and (c) a decrease in the costs related to business trips resulted from the COVID-19 pandemic throughout the period.

Income tax expenses increased by 4.8% to RMB24.2 million (US$3.7 million) for the fourth quarter of 2020 as compared to RMB23.1 million for the same period of 2019, primarily due to the increase in taxable income for the fourth quarter of 2020.

Net income increased by 72.6 % to RMB105.3 million (US$16.2 million) for the fourth quarter of 2020 as compared to RMB61.0 million for the same period of 2019.

Effective tax rate was 18.7% for the fourth quarter of 2020 as compared to 27.5% in the same period of 2019, primarily due to the combined effect of (a)  the non-deductible share-based compensation expenses which increased to RMB15.5 million (US$2.4 million) for the fourth quarter of 2020 from RMB4.0 million in the same period of 2019; and (b) the proceeds of RMB50.6 million (US$7.8 million) tax-free dividends from equity investment funds in the fourth quarter of 2020.

Basic and diluted earnings per ADS were RMB1.54 (US$0.24) and RMB1.42 (US$0.22), respectively, compared to RMB0.89 and RMB0.81, respectively, for the same period of 2019. One ADS represents 20 ordinary shares.

Fiscal Year 2020 Financial Results

Total interest and fees income for fiscal year 2020 decreased by 37.9% to RMB1,844.8 million (US$282.8 million) as compared to RMB2,970.2 million for the same period of 2019, primarily due to a decrease in the balance of average daily loans outstanding.

Interest and financing service fees on loans decreased by 38.1% to RMB1,828.7 million (US$280.3 million) for the fiscal year of 2020 as compared to RMB2,953.5 million for the same period of 2019, primarily due to the combined effect of (a) the decrease in the balance of average daily outstanding loan principal, and (b) the lowered interest rate on loans facilitated in an effort to comply with recent rules and regulations issued by relevant PRC regulatory authorities, including the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases issued in August 2020.

Interest on deposits with banks decreased by 3.6% to RMB16.1 million (US$2.5 million) for the fiscal year of 2020 as compared to RMB16.7 million for the same period of 2019.

Interest and fees expenses decreased by 44.2% to RMB731.3 million (US$112.1 million) for the fiscal year of 2020 as compared to RMB1,309.8 million for the same period of 2019, primarily due to the decrease in the principal of the borrowings under agreements to repurchase and other borrowings.

Net interest and fees income decreased by 32.9% to RMB1,113.5 million (US$170.7 million) for the fiscal year of 2020 as compared to RMB1,660.4 million for the same period of 2019.

Collaboration cost for sales partners representing sales incentives paid to sales partners increased to RMB415.1 million (US$63.6 million) for the fiscal year of 2020 as compared to RMB174.0 million for the same period of 2019, primarily due to the increase in average daily outstanding loan principal under the collaboration model since December 2018  as compared to the same period of 2019.

Net interest and fees income after collaboration cost was RMB698.4 million (US$107.1 million) for the fiscal year of 2020, representing a decrease of 53.0% as compared to RMB1,486.4 million for the same period of 2019.

Provision for credit losses decreased by 22.8% to RMB280.0 million (US$42.9 million) for the fiscal year of 2020 as compared to RMB362.8 million for the same period of 2019. The decrease was mainly attributable to the combined effect of (a) the decrease in loan balance; (b) the increase in outstanding loan principal under the collaboration model that was guaranteed by Credit Risk Mitigation Position put up by the sales partners; and (c) the current expected credit loss (CECL) model adopted since 2020 took into account the overlook of the economy growth in China impacted by the COVID-19 pandemic.

Other gains, net was the net gains of RMB169.4 million (US$26.0 million) for the fiscal year of 2020, compared with the net gains of RMB82.3 million in the same period of 2019, primarily attributable to the gains from disposing non-performing assets during the year and Credit Risk Mitigation Position forfeited by the sales partners.

Total operating expenses decreased by 16.1% to RMB445.3 million (US$68.2 million) for the fiscal year of 2020 as compared to RMB531.0 million for the same period of 2019.

Employee compensation and benefits decreased by 16.5% to RMB190.4 million (US$29.2 million) for the fiscal year of 2020 as compared to RMB228.1 million for the same period of 2019, primarily due to the continued decrease in the number of employees as a result of the development of the collaboration model.

Share-based compensation expense increased by 290.6% to RMB62.1 million (US$9.5 million) for the fiscal year of 2020 as compared to RMB15.9 million for the same period of 2019. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period. The Company recognized compensation cost of RMB62.1 million in 2020 for the 50% of the share option plan of 2019, and recognized compensation cost of RMB15.9 million in 2019 for the original share option plan adopted in 2018. The compensation cost of the original share option plan of 2018 was fully recognized by the end of 2019.

Taxes and surcharges decreased by 26.9 % to RMB49.5 million (US$7.6 million) for the fiscal year of 2020 as compared to RMB67.7 million for the same period of 2019, primarily attributable to (a) the decrease in taxable revenue, and (b) a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT, in turn, was attributable to characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as input VAT on a consolidated trust plan level.

Operating lease cost decreased by 40.7% to RMB21.7 million (US$3.3 million) for the fiscal year of 2020 as compared to RMB36.6 million for the same period of 2019, primarily due to continued development of the collaboration model that allowed the Company to continue to reduce the costs associated with leased real estates previously used for sales efforts.

Other expenses decreased by 33.4% to RMB121.6 million (US$18.6 million) for the fiscal year of 2020 as compared to RMB182.7 million for the same period of 2019, primarily due to (a) a decrease in promotion costs as the collaboration model has been well recognized by the market and requires less promotion; (b) a decrease in the attorney’s fees during the ordinary course of business resulted from smaller amount of NPLs disposed through judicial procedure because the Company chose to sell more NPLs to third party purchasers to accelerate recovery of cash; and (c) a decrease in the costs related to business trips resulted from the COVID-19 pandemic throughout the year.

Income tax expenses decreased by 74.4% to RMB47.8 million (US$7.3 million) for the fiscal year of 2020 as compared to RMB186.4 million for the same period of 2019, primarily due to the decrease in the amount of taxable income.

Net income decreased by 78.5% to RMB114.9 million (US$17.6 million) for the fiscal year of 2020 as compared to RMB534.6 million for the same period of 2019.

Effective tax rate increased to 29.4% for the fiscal year of 2020 from 25.8% in the same period of 2019, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which increased to RMB62.1 million (US$9.5 million) for the fiscal year of 2020 from RMB15.9 million in the same period of 2019; and (b) the proceeds of RMB50.6 million (US$7.8 million) tax-free dividends from equity investment funds in 2020.

Basic and diluted earnings per ADS were RMB1.67 (US$0.26) and RMB1.55 (US$0.24), respectively, compared to RMB7.80 and RMB7.29, respectively, in the same period of 2019. One ADS represents 20 ordinary shares.

As of December 31, 2020, the Company held cash and cash equivalents of RMB2.0 billion (US$300.5 million), compared with RMB1.7 billion as of December 31, 2019, including RMB1.0 billion (US$ 158.6 million) and RMB1.1 billion from structured funds as of December 31, 2020 and December 31, 2019, respectively, which could only be used to grant new loans and activities.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date, by (ii) the aggregate total amount of loans we originated since 2014, increased from 5.4% as of December 31, 2019 to 5.7% as of December 31, 2020.

The actual delinquency rate for loans originated by the Company increased from 17.1% as of December 31, 2019 to 22.6% as of December 31, 2020.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. For the first quarter of 2021, based on the information available as of the date of this press release, we expect net income to be no more than RMB50 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, March 16, 2021 (8:00 PM Beijing/ Hong Kong Time on the same day, March 16, 2021).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 23, 2021.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10153108

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5249 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures. .

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets (in thousands)

	December 31, 2019	December 31, 2020
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,705,356	1,960,923	300,529
Loans principal, interest and financing service fee receivables (1) (net of allowance of RMB561,818 and RMB659,479 as of December 31, 2019 and December 31, 2020, respectively)	10,258,019	9,029,462	1,383,847
Investment securities	654,328	418,137	64,083
Property and equipment	9,196	4,716	723
Intangible assets and goodwill	3,738	3,230	495
Deferred tax assets	16,441	20,919	3,206
Deposits	133,513	114,052	17,479
Right-of-use assets	38,134	19,468	2,984
Other assets	207,524	634,030	97,171

Total assets	13,026,249	12,204,937	1,870,517
Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	870,778	508,577	77,944
Other borrowings	6,652,138	5,649,669	865,863
Accrued employee benefits	37,276	29,627	4,541
Income tax payable	136,932	418,949	64,208
Deferred tax liabilities	359,286	77,547	11,885
Lease liabilities	38,134	19,545	2,995
Credit risk mitigation position	928,702	1,209,729	185,402
Other liabilities	404,469	550,043	84,299

Total liabilities	9,427,715	8,463,686	1,297,137

Ordinary shares (3,800,000,000 shares authorized, 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and 2020, respectively)	917	917	141
Additional paid-in capital	937,590	999,663	153,207
Retained earnings	2,662,146	2,759,128	422,861
Accumulated other comprehensive losses	(2,119)	(18,457)	(2,829)

Total shareholders’ equity	3,598,534	3,741,251	573,380

Total liabilities and shareholders’ equity	13,026,249	12,204,937	1,870,517

(1)	Loans held-for-sale are measured at the lower of cost or fair value, with valuation changes recorded in noninterest revenue. The valuation is performed on an individual loan basis. Loans transferred to held-for-sale category were RMB370,700,724(includes RMB66,698,869 measured at fair value) and RMB586,206,781(includes RMB76,013,067 measured at fair value) as at December 31,2019 and 2020 respectively.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	591,828	417,118	63,927
Interest on deposits with banks	5,074	3,992	612

Total interest and fees income	596,902	421,110	64,539

Interest and fees expenses	(236,808)	(159,312)	(24,416)

Net interest and fees income	360,094	261,798	40,123

Collaboration cost for sales partners	(75,777)	(104,381)	(15,997)

Net interest and fees income after collaboration cost	284,317	157,417	24,126
Provision for credit losses	(39,810)	28,459	4,362

Net interest and fees income after collaboration cost and provision for credit losses	244,507	185,876	28,488

Realized gains on sales of investments, net	3,447	4,609	706
Other (losses)/gains, net	(697)	51,565	7,903

Total non-interest revenue	2,750	56,174	8,609

Operating expenses
Employee compensation and benefits	(67,439)	(52,213)	(8,002)
Share-based compensation expenses	(3,972)	(15,518)	(2,378)
Taxes and surcharges	(19,991)	(12,668)	(1,941)
Operating lease cost	(8,036)	(4,556)	(698)
Other expenses	(63,723)	(27,642)	(4,236)

Total operating expenses	(163,161)	(112,597)	(17,255)

Income before income tax	84,096	129,453	19,842
Income tax expense	(23,113)	(24,172)	(3,705)

Net income	60,983	105,281	16,137
Earnings per share
Basic	0.04	0.08	0.01
Diluted	0.04	0.07	0.01
Earnings per ADS(1 ADS equals 20 ordinary shares)
Basic	0.89	1.54	0.24
Diluted	0.81	1.42	0.22

Other comprehensive losses
Net unrealized losses on investment securities	(390)	(593)	(91)
Foreign currency translation adjustment	(4,047)	(11,981)	(1,836)

Comprehensive income	56,546	92,707	14,210

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Twelve months ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	2,953,481	1,828,688	280,263
Interest on deposits with banks	16,680	16,134	2,473

Total interest and fees income	2,970,161	1,844,822	282,736

Interest and fees expenses	(1,309,836)	(731,315)	(112,081)

Net interest and fees income	1,660,325	1,113,507	170,655

Collaboration cost for sales partners	(174,042)	(415,104)	(63,618)

Net interest and fees income after collaboration cost	1,486,283	698,403	107,037

Provision for credit losses	(362,735)	(280,001)	(42,913)

Net interest and fees income after collaboration cost and provision for credit losses	1,123,548	418,402	64,124

Realized gains on sales of investments, net	46,126	20,154	3,089
Other gains, net	82,335	169,394	25,961

Total non-interest revenue	128,461	189,548	29,050

Operating expenses
Employee compensation and benefits	(228,135)	(190,374)	(29,177)
Share-based compensation expenses	(15,886)	(62,073)	(9,513)
Taxes and surcharges	(67,690)	(49,453)	(7,579)
Operating lease cost	(36,608)	(21,719)	(3,329)
Other expenses	(182,678)	(121,628)	(18,641)

Total operating expenses	(530,997)	(445,247)	(68,239)

Income before income tax	721,012	162,703	24,935
Income tax expense	(186,368)	(47,849)	(7,333)

Net income	534,644	114,854	17,602
Earnings per share
Basic	0.39	0.08	0.01
Diluted	0.36	0.08	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	7.80	1.67	0.26
Diluted	7.29	1.55	0.24

Other comprehensive income/(losses)
Net unrealized losses on investment securities	(1,518)	(171)	(26)
Foreign currency translation adjustment	3,965	(16,166)	(2,478)

Comprehensive income	537,091	98,517	15,098